UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

June 5, 2020

Commission File Number: 001-37968

YATRA ONLINE, INC.

Gulf Adiba, Plot No. 272,

04th Floor, Udyog Vihar, Phase-II

Sector-20, Gurugram-122008, Haryana

India

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

On June 5, 2020, Yatra Online, Inc., a Cayman Islands exempted company limited by shares (“Yatra”) issued a press release announcing that Yatra had provided notice of termination of its pending Merger Agreement with Ebix, Inc. (“Ebix”) and filed litigation in the Court of Chancery of the State of Delaware over Ebix’s breaches of the Merger Agreement. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Further on June 5, 2020, Yatra issued a press release providing an on its operations, business strategy and financial outlook. A copy of the press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Exhibits.

Exhibit Number	Description
99.1	Press Release of Yatra Online, Inc. dated June 5, 2020 (Merger Agreement Termination)
99.2	Press Release of Yatra Online, Inc. dated June 5, 2020 (Business Update)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YATRA ONLINE, INC.

Date: June 8, 2020	by:	/s/ Dhruv Shringi
Dhruv Shringi
Chief Executive Officer